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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SKECHERS U.S.A., INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

830566 10 5

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ☐ Rule 13d-1 (b)

         ☐ Rule 13d-1 (c)

         ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 830566 10 5	13G	Page 2 of 5 Pages

1.	Name of Reporting Person: Michael Greenberg		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,275,013 (Class B Common Stock) and 73,682 (Class A Common Stock)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,275,013 (Class B Common Stock) and 73,682 (Class A Common Stock)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,348,695

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
☒

The aggregate amount excludes (i) 6 shares of Class A Common Stock held by Wendy Greenberg, Michael Greenberg’s wife; (ii) 17,520 shares of Class A Common Stock held by Mr. Greenberg’s minor children and of which a third party acts as custodian; and (iii) 190,350 shares of Class B Common Stock held in trust for Mr. Greenberg’s minor children and of which a third party acts as trustee. Mr. Greenberg disclaims beneficial ownership of all these shares.

11.	Percent of Class Represented by Amount in Row (9): 6.2%[1]

12.	Type of Reporting Person: IN

1. Based on (i) 20,246,903 shares of Class A Common Stock outstanding as of January 27, 2004, (ii) 1,275,013 shares of Class B Common Stock held by Mr. Greenberg as a trustee of the Michael and Wendy Greenberg Family Trust, (iii) 6,182 shares of Class A Common Stock, and (iv) options held by Mr. Greenberg to purchase 67,500 shares of Class A Common Stock exercisable within 60 days of January 27, 2004. Mr. Greenberg beneficially owns (i) 7.2% of the Class B Common Stock, which is based on 17,786,561 shares of Class B Common Stock outstanding as of January 27, 2004, (ii) 3.5% of the aggregate amount of Class A and Class B Common Stock outstanding as of January 27, 2004, and (iii) given that each share of Class B Common Stock is entitled to 10 votes and each share of Class A Common Stock is entitled to one vote, and based on the aggregate amount of Class A Common Stock and Class B Common Stock outstanding as of January 27, 2004, 6.5% of the combined voting power of the Company’s capital stock.

CUSIP No. 830566 10 5	13G	Page 3 of 5 Pages

1.	Name of Reporting Person: Michael Greenberg, Trustee of the Michael and Wendy Greenberg Family Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,275,013 (Class B Common Stock)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,275,013 (Class B Common Stock)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,275,013

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.9%[1]

12.	Type of Reporting Person: OO

1 Based on (i) 20,246,903 shares of Class A Common Stock outstanding as of January 27, 2004 and (ii) 1,275,013 shares of Class B Common Stock held by Mr. Greenberg as a trustee of the Michael and Wendy Greenberg Family Trust. Mr. Greenberg, as a trustee of the Michael & Wendy Greenberg Family Trust beneficially owns (i) 7.2% of the Class B Common Stock, which is based on 17,786,561 shares of Class B Common Stock outstanding as of January 27, 2004; (ii) 3.4% of the aggregate amount of Class A and Class B Common Stock outstanding as of January 27, 2004; and (iii) given that each share of Class B Common Stock is entitled to 10 votes and each share of Class A Common Stock is entitled to one vote, and based on the aggregate amount of Class A Common Stock and Class B Common Stock outstanding as of January 27, 2004, 6.4% of the combined voting power of the Company’s capital stock.

CUSIP No. 830566 10 5	13G	Page 4 of 5 Pages

Item 1.

(a)	Name of Issuer –Skechers U.S.A., Inc.

(b)	Address of Issuer’s Principal Executive Offices – 228 Manhattan Beach Blvd., Manhattan Beach, California 90266.

Item 2.

(a)	Names of Person Filing –

Michael Greenberg Michael Greenberg, as a trustee of the Michael and Wendy Greenberg Family Trust (the “Trust”)

(b)	Address of Principal Business Office or, if none, Residence – c/o Skechers U.S.A., Inc., 228 Manhattan Beach Blvd., Manhattan Beach, California 90266.

(c)	Citizenship -

Michael Greenberg — United States Trust — California

(d)	Title of Class of Securities – Class A Common Stock, $.01 par value. As set forth below, shares of Class A Common Stock are represented by shares of Class B Common Stock, which are not registered under Section 12 of the Securities Exchange Act of 1934 (the “Act”), but are immediately convertible into an equal number of shares of Class A Common Stock, $.01 par value, of Skechers U.S.A., Inc. The Class A Common Stock is registered under Section 12 of the Act.

(e)	CUSIP Number – 830566 10 5

Item 3.

(a)	☐ Broker or Dealer registered under Section 15 of the Act

(b)	☐ Bank as defined in section 3(a)(6) of the Act

(c)	☐ Insurance Company as defined in section 3(a)(19) of the act

(d)	☐ Investment Company registered under section 8 of the Investment Company Act

(e)	☐ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-l(b)(l)(ii)(F)

(g)	☐ Parent Holding Company, in accordance with §240.13d-l(b)(ii)(G) (Note: See Item 7)

(h)	☐ Group, in accordance with §240.13d-l(b)(l)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned – Michael Greenberg beneficially owns 1,348,695 shares (1,275,013 shares of Class B Common Stock and 73,682 shares of Class A Common Stock)(1) . The Trust beneficially owns 1,275,013 shares.

(b)	Percent of Class – The shares of stock beneficially owned by Michael Greenberg represent (i) 6.2% of the Class A Common Stock (if the shares of Class B Common Stock beneficially owned by Mr. Greenberg were converted into shares of Class A Common Stock), (ii) 3.5% of the total Class A Common Stock and Class B Common Stock, and (iii) 6.5% of the combined voting power of the Company’s capital stock. (1) The shares of stock beneficially owned by the Trust, represent (i) 5.9% of the Class A Common Stock (if the shares of Class B Common Stock beneficially owned by the Trust were converted into shares of Class A Common Stock), (ii) 3.4% of the total Class A Common Stock and Class B Common Stock, and (iii) 6.4% of the combined voting power of the Company’s capital stock.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote –
Michael Greenberg — 1,348,695 shares (1,275,013 shares of Class B Common Stock and 73,682 shares of Class A Common Stock)(1)
Michael Greenberg, as a trustee of the Trust – 1,275,013 shares of Class B Common Stock

CUSIP No. 830566 10 5	13G	Page 5 of 5 Pages

(ii)	shared power to vote or to direct the vote – 0

(iii)	sole power to dispose or to direct the disposition of -

Michael Greenberg — 1,348,695 shares (1,275,013 shares of Class B Common Stock and 73,682 shares of Class A Common Stock)(1)
Michael Greenberg, as a trustee of the Trust – 1,275,013 shares of Class B Common Stock

(iv)	shared power to dispose or to direct the disposition of – 0

(1)	Shares of Class A Common Stock include options held by Michael Greenberg to purchase 67,500 shares of Class A Common Stock exercisable within 60 days from January 27, 2004.

Item 5.	Ownership of 5 Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of security, check the following [ ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

     Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company

     Inapplicable.

Item 8.	Identification and Classification of Members of the Group

     Inapplicable.

Item 9.	Notice of Dissolution of Group

     Inapplicable.

Item 10.	Certification

     Inapplicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

	Signature:	/s/ Michael Greenberg

	Name:	Michael Greenberg

Michael and Wendy Greenberg Family Trust

	Signature:	/s/ Michael Greenberg

	Name:	Michael Greenberg, Trustee

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G

     Michael Greenberg, as an individual and as a Trustee of the Michael and Wendy Greenberg Family Trust agree that the Schedule 13G dated February 13, 2004 regarding Skechers U.S.A., Inc. has been filed on behalf of each of Michael Greenberg and Michael Greenberg, trustee of the Michael and Wendy Greenberg Family Trust as of February 13, 2004.

Signature:	/s/ Michael Greenberg

Name:	Michael Greenberg

Michael and Wendy Greenberg Family Trust

Signature:	/s/ Michael Greenberg

Name:	Michael Greenberg, Trustee